Microsoft Word 11.0.6113;UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

                        Commission File Number: 000-24755

 (Check One):
     [ ] Form 10-K  [_] Form 20-F  [_] Form 11-K  [X] Form 10-Q  [_] Form N-SAR

                        For Period Ended: March 31, 2004

                         [_] Transition Report on Form 10-K

                         [_] Transition Report on Form 20-F

                         [_] Transition Report on Form 11-K

                         [_] Transition Report on Form 10-Q

                         [_] Transition Report on Form N-SAR

                        For the Transition Period Ended:

Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Full name of registrant:  Dover Petroleum Corp.
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Former name if applicable: N/A.
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Address of principal executive office (Street and number): 10225 Yonge Street
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City, state and zip code:  Richmond Hill, Ontario, Canada L4C 3B2


PART II -- RULES 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[ ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;


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[x] (b) The subject annual report, semi-annual report, transition report on Form
10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III -- NARRATIVE

      State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

      The Company is in the process of completing its required financial statements for this period. We expect to file the required report within the allotted extension.


PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

      Robert Salna                                    (905) 884-6958
          Name                                 (Area code) Telephone Number

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company believes that the 2004 Q1 and 2003 Q1 income statements will be substantially different as the 2004 Q1 income statement will include charges related to the write-off of drilling costs pertaining to Dover's Egyptian East Wadi Araba joint venture. Thus, the loss in Q1 2004 will be substantially higher than the loss in Q1 2003.


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                              Dover Petroleum Corp.
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                  (Name of Registrant as Specified in Charter)

         has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: May 14, 2004                      By:
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                                           Robert Salna
                                           Chief Executive Officer